Filed by Mentor Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Medicis Pharmaceutical Corporation

Commission File No.: 1-14471

Mentor’s Proposal for Medicis Combination Creates Global Leader Focused on Aesthetics Medicine

Forward-looking Statements
These slides contain forward-looking statements, including statements relating to Mentor’s proposed merger with Medicis, the success of Mentor’s offer to combine Mentor and Medicis, the benefits of the combined company, Mentor’s offer constituting a superior proposal as contemplated by the Medicis / Inamed merger agreement, Mentor’s and the combined company’s products and product development pipeline, the combined company’s balance sheet, the accretive nature of the proposed merger, the combined company’s growth opportunities, the status of the proposed offer price as a premium to Medicis stockholders, the timing of the closing of the proposed merger, the combined company’s competitive advantages, the benefits to Mentor and Medicis’ shareholders, the introduction and acceptance of new products by the combined company, the growth of the aesthetic medicine market, the cosmetic procedure business and facial rejuvenation market, Mentor’s plans to focus on the field of aesthetic  medicine and to explore strategic options for its urology business, the combined company’s distribution capabilities and sales organization, and the composition of the combined company’s Board, management team and employees. Forward-looking statements are also identified by words or phrases such as "anticipates," "scheduled," "expects," "intends,“
"plans," "predicts," "believes," "seeks," "estimates," "is confident," "may," "will," "should," "would," "could," "potential," “we look forward to,” "in the future," “represents a growth opportunity,”
"continue," similar expressions, and variations or negatives of these words. In addition, any statements  that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.
These forward-looking statements are based on Mentor’s current expectations, estimates, projections, beliefs and assumptions. These forward-looking statements speak only as of the date hereof and are based upon the information available to Mentor at this time. Such information is subject to change, and Mentor will not necessarily inform you of such changes.
These statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially and adversely from those expressed in any forward-looking statement as a result of various factors. Factors that could cause actual outcomes to differ include the response of Medicis to Mentor’s offer, the final per share merger consideration and form of consideration if Medicis and Mentor reach agreement, the costs of the proposed merger to the parties, the ability of the combined company to achieve certain revenue and cost expectations, the outcome of regulatory reviews and approvals by the companies’ stockholders, the reactions of the companies’ customers and employees to this announcement and any agreement between Medicis and Mentor to merge, the ability of the companies to integrate themselves in a timely and efficient manner, the ability of the combined company to introduce and obtain customer acceptance of new products, changing market conditions in the aesthetic medicine and urology fields, the results from Mentor’s further evaluation of the urology business, regulatory developments, general economic conditions and the other factors. These factors, as well as other factors applicable to Mentor’s forward-looking statements and its business, are described in more detail in Mentor’s filings with the Securities and Exchange Commission, including its Annual Reports on Form 10-K, subsequent quarterly reports on Form 10-Q, and recent Current Reports on
Form 8-K.
Cash Earnings Per Share
These slides provide non-quantitative disclosure concerning the potential impact of the proposed merger on Mentor’s “cash earnings per share” following the close of the transaction. Cash earnings per share information is a non-GAAP financial concept that excludes certain charges that would otherwise be included in GAAP earnings per share. These charges include the write-off of in process research and development, amortization of intangible assets, deferred stock-based compensation expense and restructuring charges, all of which would be associated primarily with the merger of
Medicis and Mentor. Cash earnings per share is not calculated in accordance with, or an alternative to, GAAP earnings per share.
Additional Information and Where to Find It
The material discussed in these slides is not a substitute for the prospectus/proxy statement Mentor and Medicis would file with the Securities and Exchange Commission if an agreement between
Mentor and Medicis is reached. Investors are urged to read any such prospectus/proxy statement, when available, as well as all other relevant documents filed with the Securities and Exchange
Commission, because they will contain important information. Such prospectus/proxy statement and other relevant documents would be, and other documents filed by Mentor and Medicis with the
Securities and Exchange Commission are, available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Mentor Corporation, 201 Mentor Drive, Santa Barbara, California
93111, Attn: Investor Relations, or Medicis Pharmaceutical Corporation, 8125 North Hayden Road, Scottsdale, AZ, 85258, Attn: Investor Relations.
Participants in the Solicitation
Mentor and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mentor shareholders and Medicis stockholders with respect to the proposed transaction. Information about Mentor’s directors and executive officers is set forth in Mentor’s proxy statement for its 2005 annual meeting of shareholders, dated August 8, 2005, and Mentor’s
Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2005. Additional information about the interests of Mentor and its directors and executive officers and other potential participants will be included in the prospectus/proxy statement to be filed with the Securities and Exchange Commission if an agreement between Mentor and Medicis is reached.

Strategic Rationale
• Significantly advances strategy to enhance leadership in aesthetics medicine
– Breast aesthetics, facial aesthetics, body contouring and cosmetic dermatology
• Leverages comprehensive distribution capabilities through complementary sales organizations
– Leadership in plastic surgery and cosmetic dermatology
– Establishes broad platform to commercialize our Botulinum Toxin and other future products
• Product portfolio enables the combined company to create sustainable competitive advantage
• Significantly accretive to Cash EPS¹
• Accelerates growth opportunities
• Strong balance sheet provides substantial flexibility for long-term growth
¹ Cash EPS excludes the amortization of intangible assets and is a non-GAAP metric.

Proposal Details
¹ Mentor would be prepared to offer Medicis a significant portion of the consideration in cash, if Medicis’ Board expressed an interest in an alternative consideration mix.
² Based on Mentor closing stock price as of Friday, November 18, 2005.
³ Fully-diluted ownership based on stock prices as of November 18, 2005.
100% Mentor stock
Consideration¹
Due diligence
Shareholder approval
HSR approval
Conditions
$34.81 per Medicis share
Implied Offer Price²
Goldman, Sachs & Co. and Citigroup Global Markets Inc.
Advisors
1Q 2006
Expected Close
Combination of Mentor and Medicis management and employees
Management / Employees
Combination of Mentor and Medicis directors
Board
Mentor ~56%; Medicis ~44%
Pro Forma Ownership³
25.4% premium to Medicis’ November 18, 2005 closing price
Premium
0.62 shares of Mentor stock for each Medicis share
Exchange Ratio

Our Superior Proposal
¹ Based on Medicis’ and Inamed’s stock prices as of March 18, 2005, the day prior to Medicis’ announcement to acquire Inamed.
² Fully-diluted ownership based on stock prices as of November 18, 2005.
Potential divestitures or litigation No issues anticipated
Antitrust Risk
Overlap eliminated Both utilized
Sales Organization
Best of best Best of best
Management
8 out of 12 Combination
Medicis Board Representation
~52% ~44%
Medicis Ownership²
Significant
– Overlapping products
Limited
– Complementary products
Execution Risk
Levered Substantial flexibility
Capital Structure
Pay 13%¹ Receive 25%
Premium
Medicis / Inamed Mentor/ Medicis

6 Mentor/Medicis Combination A Leader in Aesthetics Medicine

Mentor Corporation
Aesthetics
$252 M
Urologic Specialties
$231 M
• A specialty medical device company
• Strong market position in core franchises
– Aesthetic Medicine
– Urologic Specialties
• Strong competitive positioning
– Broad high-quality product offering
– Market leading customer service and
support
– Consumer relevant, value-added
programs
Source: SEC filings.
Fiscal Year 2005 Revenue

Mentor’s Strategy
• Increase focus on aesthetic medicine
– Leverage leadership position to take advantage of
convergence in market
– Establish a platform and expand the product pipeline in
cosmetic dermatology
• Explore strategic options for urology business
– Enhance shareholder value and enable the company to
focus more fully on aesthetic medicine

U.S. Aesthetics Market
Top 5 Cosmetic Surgery Procedures in 2004
1. Lipoplasty 478,251
2. Breast Augmentation 334,052
3. Eyelid Surgery 290,343
4. Rhinoplasty 166,187
5. Facelift 157,061
Source: American Society for Aesthetic Plastic Surgery (ASAPS), 2005

Mentor’s Aesthetics Revenues
Sales and Growth Rates
Breast Reconstruction Breast Augmentation
Body Contouring
CAGR = 12%
Source: SEC Filings
0
50
100
150
200
250
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

1.0
1.1
9.7
2.1
1997
2004
Surgical (118% growth) Non-Surgical (764% growth)
U.S. Cosmetic Procedure Growth
Source: American Society for Aesthetic Plastic Surgery (ASAPS), 2005
(millions of procedures)

U.S. Facial Rejuvenation
• $12.5 billion U.S. market for surgical and non-surgical
cosmetic procedures in 2004
• 12 million procedures in 2004
Estimate 21 million by 2006
Majority of procedures will be focused on facial
rejuvenations
• Patient overlap with those seeking breast augmentation
and body contouring
Source: American Society for Aesthetic Plastic Surgery (ASAPS), 2005

U.S. Aesthetics Market
Top 5 U.S. Non-Surgical Cosmetic Procedures in 2004
Procedures¹ Offering
•
Botox
®
injection 2,837,346 Mentor Botulinum Toxin product – Expected in CY2008
• Laser hair removal 1,411,899
• Chemical peel 1,110,401
• Micro-dermabrasion 1,098,316
•
Hyaluronic acid filler 882,469 Restylane
®
– Market leader
Puragen Plus – Expected in CY 2006
¹ Source: American Society for Aesthetic Plastic Surgery (ASAPS), 2005.

Medicis Overview
Acne
30%
Non Core
23%
Non Acne Derm
18%
Restylane
29%
• Specialty pharma focused primarily on
dermatology and facial rejuvenation
• Core products include: Restylane
®
(dermal
filler), Dynacin
®
, Plexion
®
, and Triaz
®
(acne treatments) and other skin treatments
• Headquartered in Scottsdale, Arizona with
359 full-time employees as of June 30,
2005¹
• 2001A-2006E Revenue CAGR of 17%² and
Net Income CAGR of 18%²
¹ Source: SEC filings and Wall Street Research.  Period ending June 30, 2005.
² Source: IBES median estimates.
Fiscal Year 2005 Revenue¹
Total Revenues of $377M

Mentor Standalone Pro Forma with Medicis²
Transforming Product Portfolio
$265
$560
$0
$100
$200
$300
$400
$500
$600
¹ Source: SEC filings and Wall Street research.
² Includes Medicis’ LTM revenue from Restylane
®
, Acne products and Non-Acne Derm. products, based on Wall Street research.
9/30/2005 LTM Aesthetics Revenues¹ (Dollars in millions)

Combination Snapshot
458 162 296
Sales Organization
2,334 359 1,975
Employees
$5,046 $1,556 / $2,214 $2,832
Market Cap . ² / Offer Value ³
$873 $371 $502
LTM Revenue ¹
Combined Medicis Mentor
(Dollars in millions)
¹ As of September 30, 2005.
² Market cap. based on fully-diluted shares and stock prices of $56.14 and $27.75 for Mentor and Medicis, respectively, on
November 18, 2005.
³ Offer value based on fully-diluted shares and an offer price of $34.81 per Medicis share.

Strong Balance Sheet for Growth
22%
2,139¹
603
453
150
$ 808
Debt / Total Capitalization
Total Shareholders’ Equity
Total Debt
Medicis Debt
Mentor Debt
Cash
Pro Forma
as of 9/30/2005 (Dollars in millions)
Source: SEC filings
¹ Based on an exchange ratio of 0.62 shares of Mentor stock for each Medicis share.

18 Roadmap to Completion • Deal Announcement November 20, 2005 • Merger Agreement • HSR Approval • Shareholder Votes • Anticipated Closing Q1 CY2006

Strategic Rationale
• Significantly advances strategy to enhance leadership in aesthetics medicine
– Breast aesthetics, facial aesthetics, body contouring and cosmetic dermatology
• Leverages comprehensive distribution capabilities through complementary sales organizations
– Leadership in plastic surgery and cosmetic dermatology
– Establishes broad platform to commercialize our Botulinum Toxin and other future products
• Product portfolio enables the combined company to create sustainable competitive advantage
• Significantly accretive to Cash EPS¹
• Accelerates growth opportunities
• Strong balance sheet provides substantial flexibility for long-term growth
¹ Cash EPS excludes the amortization of intangible assets and is a non-GAAP metric.